Exhibit 1.01

Resideo Technologies, Inc.

Conflict Minerals Report

For the Year Ended December 31, 2024

This report for the year ended December 31, 2024, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which are limited to tin, tantalum, and tungsten (3TG).

The information in this report includes the products of Resideo Technologies, Inc. and its subsidiaries (Resideo) as of December 31, 2024.

Overview

Resideo’s Business

Resideo is a leading global manufacturer, developer, and distributor of technology-driven sensing and controls products and solutions that help homeowners and businesses stay connected and in control of their comfort, security, energy use, and smart living. We are a leader in key product markets including home heating, ventilation, and air conditioning controls, smoke and carbon monoxide detection home safety and fire suppression, and security. Our global footprint serves residential and commercial end-markets. Our solutions and services can be found in over 150 million residential and commercial spaces globally, with tens of millions of new devices sold annually.

We manage our business operations through two business segments, Products and Solutions and ADI Global Distribution. On June 14, 2024, we expanded the business through the acquisition of Snap One Holdings Corp. (Snap One), which has been incorporated into the ADI Global Distribution business segment. The acquisition expands our distribution into and reach with smart-living products, services, and software.

Given that we acquired Snap One in June of 2024, Snap One’s supply chain, reasonable country of origin inquiry (RCOI), diligence efforts and diligence results are detailed separately where appropriate in this report for the 2024 reporting period.

Resideo’s Products Covered by this Report

This report relates to Resideo products: (i) for which any 3TG is necessary to the functionality or production of those products; (ii) that were manufactured, or contracted to be manufactured, by Resideo; and (iii) for which the manufacture was completed during calendar year 2024 (the Covered Products).

On the basis of a RCOI and due diligence measures described herein (including in the section titled “Due Diligence Results” below), as of this reporting period, Resideo does not have sufficient validated information from the Supplier Group (as defined below) to determine every facility used to process, and every country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products, including whether such 3TG originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).

Resideo’s Supply Chain

Resideo sells thousands of products across our two operating segments, Products and Solutions and ADI Global Distribution, containing parts from thousands of direct and indirect suppliers. As a “downstream” company with many tiers in our supply chain, we generally do not have a direct relationship with 3TG smelters and refiners. It is difficult for us to identify actors upstream from our direct material suppliers, and we rely on our direct material suppliers to provide information on the smelters and refiners as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers.

The terms and lengths of contracts with our suppliers are varied, and we generally cannot unilaterally impose new contract terms. As we renew or enter into new purchase agreements with direct material suppliers, we continue to add a 3TG compliance provision, requiring such suppliers to conduct and document their inquiries into the smelters and refiners as well as the country of origin of 3TG contained in parts or products supplied to Resideo and to provide Resideo with information or representations that Resideo requires to meet our compliance obligations. Although we have integrated a 3TG compliance provision into some purchase agreements with direct material suppliers, it will take a number of years to ensure that all direct material supplier purchase agreements contain appropriate 3TG compliance provisions. In addition, some suppliers may object to the inclusion of such 3TG compliance provisions. In the meantime, as described herein, we have worked, and are continuing to work, with our suppliers to ensure they provide 3TG sourcing information.

Snap One does not directly manufacture its Covered Products, but instead relies on contract manufacturers to fabricate and source its Covered Products and their components. Thus, Snap One is completely removed from the sourcing and mining of 3TG. Snap One does not purchase any 3TG directly from mines, smelters, or refiners. Snap One’s supply chain with respect to Covered Products is complex, and there are typically additional third parties in the supply chain between the manufacturer of the Covered Products and the original sources of the 3TG used to make the Covered Products’ component parts. Therefore, Snap One relies on its contract manufacturers and suppliers to provide information regarding the origin of 3TG in any Covered Products of Snap One.

Reasonable Country of Origin Inquiry

Resideo conducted a good faith RCOI to determine whether the 3TG found in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. The elements of the RCOI were:

•	identification of relevant suppliers;

•	data collection; and

•	assessment to determine whether further due diligence was required.

RCOI Efforts (Resideo, other than Snap One)

The following discussion outlines the RCOI efforts for the legacy Resideo business during 2024 (efforts for the recently-acquired Snap One business are set forth below). Resideo retained Assent Compliance, Inc. (Assent), a third-party conflict minerals compliance solution provider, to assist us with our supplier engagement and analysis efforts for the reporting period. Through Assent, we sent the 2024 version of the Responsible Minerals Initiative’s (RMI) Conflict Minerals Reporting Template (the Questionnaire) to all direct materials suppliers who provided parts or products for any products that we either manufacture or contract to manufacture containing 3TG that are necessary to the functionality or production of such product (the Supplier Group), totaling over 1,400 surveys, covering over 28,000 parts. The Questionnaire is designed to facilitate disclosure and communication of information regarding smelters and refiners of 3TG contained in parts or products in our supply chain. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the smelters and refiners that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. Assent deployed the Questionnaire to the Supplier Group via a tracking tool, which enables Resideo and Assent to manage and maintain records of responses from the Supplier Group in an electronic database.

We followed up with all unresponsive members of the Supplier Group through a defined process via both automated email and personalized communication, including offering assistance and further information to the Supplier Group about the requirements of the Rule and the 3TG compliance program. Resideo conducted robust follow-ups, prioritized based on spend and risk of containing 3TG, and created specific supplier declarations that were designed to be easier for members of the Supplier Group to complete.

The 3TG compliance program includes automated data validation on all submitted Questionnaires via Assent’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the Questionnaire. All submitted forms are accepted and classified as valid or invalid such that all data is retained. Members of the Supplier Group were contacted with regard to invalid forms and were encouraged to resubmit a valid form. We reviewed the responses to determine where further engagement with our Supplier Group was warranted.

Based on the responses received from Resideo’s RCOI, which included thousands of alleged smelter or refiner (SOR) names, we compiled a list of unique SORs, including information regarding associated countries of origin.

On the basis of the responses to our RCOI, Resideo has reason to believe it is possible that some 3TG necessary to the functionality or production of our parts or products may have originated in the Covered Countries and did not come from recycled or scrap sources. Accordingly, Resideo conducted further due diligence on the source and chain of custody of the 3TG contained in parts or products provided by the Supplier Group.

RCOI Efforts (Snap One)

For 2024, diligence efforts for Snap One were similar but conducted manually and not through a service provider, and Snap One identified suppliers providing products and components that may contain 3TG (each, an Identified Supplier). Snap One requested that each Identified Supplier complete and return the Questionnaire through a RCOI process similar to what it did prior to Resideo’s acquisition of Snap One. In instances where an Identified Supplier failed to return a completed Questionnaire, Snap One had follow-up discussions and/or sent repeat requests for a completed Questionnaire. Snap One requested that each Identified Supplier use the Questionnaire to identify their respective smelters and refiners in the supply chain, and the country and mine of origin, of the 3TG used in their Covered Products. To help Identified Suppliers understand Snap One’s expectations, and to facilitate supplier responsiveness to Snap One’s inquiry, Snap One provided detailed instructions on completing the Questionnaire with specific references to the information required for its analysis.

A total of 129 out of its 207 suppliers were classified by Snap One as Identified Suppliers and were contacted as part of the due diligence process. Out of 129 Identified Suppliers, Snap One received responses from 110 of the Identified Suppliers. In instances where an Identified Supplier failed to return a completed Questionnaire, Snap One had follow-up discussions and/or sent repeat requests for a completed Questionnaire. Furthermore, in a number of instances, Snap One received Questionnaires containing incomplete information regarding the facilities used to process 3TG in supplier parts, and insufficient information regarding the mines or sources of origin of those 3TG. Some Identified Suppliers responded on a company-wide basis when a more tailored response related to particular products was requested.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures (inclusive of Snap One) have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•	Step 1: Establish strong company management systems;

•	Step 2: Identify and assess risks in the supply chain;

•	Step 3: Design and implement a strategy to respond to identified risks; and

•	Step 4: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

Resideo has established a management system to determine the source and chain of custody of 3TG in our supply chain.

a.

Supplier Code of Business Conduct. We have adopted a Supplier Code of Business Conduct (the Supplier Code of Conduct) that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our global supply chain and to compliance with the Rule. The Supplier Code of Conduct is publicly available on our website at https://www.resideo.com/us/en/corporate/supplier-code-of-conduct.

b.

Internal Team. Our management system includes oversight of our RCOI and due diligence processes by a team made up of representatives from Procurement and Regulatory, Compliance and Verification (the 3TG Compliance Team). The 3TG Compliance Team is responsible for implementing our 3TG compliance program and communicating information about program status and effectiveness to senior management.

c.	Control Systems. We utilize the Questionnaire sent to our Supplier Group to gather information on the chain of custody of the 3TG included in our products.

d.

Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the Questionnaire. In addition, through Assent, we provide training materials on 3TG compliance to the Supplier Group. We have continued, where possible, integrating a 3TG compliance provision into purchase agreements with direct material suppliers that sets forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We have continued to track the acceptance of our Supplier Code of Conduct through our vendor portal for those suppliers that use this portal. Along with various informal Supplier Group outreach and training activities, Assent conducted a formal outreach initiative to its collective customer supplier base in May 2024 to generate further awareness of high-risk smelters and the risk of sourcing from the Covered Countries.

e.	Grievance Mechanism. We have a company level Integrity Helpline that provides employees and suppliers with a mechanism to report violations of our policies or other concerns.

Similarly, Snap One had a Conflict Minerals Policy that outlined its commitment to promote responsible sourcing practices and promote the use of conflict-free minerals in its supply chain (the Conflict Minerals Policy). This policy was available at https://www.snapone.com/legal. Snap One utilized a cross-organizational committee (the Committee) to manage its 3TG compliance program with respect to its Covered Products for 2024. The Committee included representatives from the finance, legal, and supply chain teams. The Committee met periodically over the course of 2024 to review Snap One’s supply chain with respect to its use of components containing 3TG. Members of Snap One’s executive team had oversight authority over the Committee. The Committee was responsible for communicating with its suppliers to encourage reporting, including completing and returning the Questionnaire created by RMI and maintaining an internal electronic database of business records relating to 3TG diligence, including supplier responses, and spreadsheets containing aggregate data and analysis. Prospectively, Snap One’s policy and process will be absorbed and managed cohesively with Resideo’s processes and policies as described above.

Step 2: Identify and Assess Risks in the Supply Chain

Distribution of Questionnaires to Supplier Group. In 2024, we distributed the Questionnaire to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals they supplied to Resideo may contain 3TG, (ii) whether any 3TG is necessary to the functionality or production of the parts or products in which they are used, and (iii) the smelters and refiners, or any 3TG in our supply chain, and whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

Assessment of Supplier Group Responses (Resideo, other than Snap One). We reviewed each response from the Supplier Group to assess the adequacy of such response. Members of the Supplier Group that failed to respond to the Questionnaire or that did not provide responses to all applicable questions in the Questionnaire received follow-up communications requesting additional information. If a supplier response indicated that 3TG was contained in parts or products provided to Resideo that may have originated from the Covered Countries, then such response was sent to the 3TG Compliance Team for further review. In addition, we screen the responses from our Supplier Group relating to sourcing information with a third-party screening software to alert us if any parts or products provided to Resideo may have originated from areas that are sanctioned or on various government watchlists.

Assessment of Identified Supplier Responses (Snap One). Snap One aggregated the information received by Identified Suppliers. Snap One relied on the information provided by the Responsible Minerals Assurance Process (RMAP) developed by the RMI to help assess the due diligence conducted by the identified smelters and refiners and to evaluate their conformant status. The RMAP identifies smelters and refiners that source only conflict-free minerals, as established by an independent third-party audit complying with the RMAP’s assessment protocols. In particular, Snap One compared the smelters and refiners used by its Identified Suppliers against the list of facilities that received a “conformant” designation through the RMAP.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing to Resideo products or parts that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, we will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter or refiner. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate the risks. There have been no known instances of validated high-risk issues in the supply chain that require follow-up actions to be considered.

To ensure that the Supplier Group understands our expectations with respect to compliance with the Rule, we engage Assent to distribute background information on the Rule and our Supplier Code of Conduct, and we provide access to training materials on 3TG compliance to the Supplier Group in addition to the Questionnaire.

Snap One encouraged its Identified Suppliers to promote responsible sourcing practices for any 3TG used in its Covered Products through its Conflict Minerals Policy, its Supplier Commitment Program requiring compliance with its Partner Code of Conduct, contractual provisions in its supplier agreements requiring that its suppliers comply with all applicable conflict mineral laws, and interaction with its Identified Suppliers. Snap One determined on a case-by-case basis the appropriate risk mitigation strategy for any supply chain risks identified in the course of its due diligence. Potential outcomes typically included continuing to work with the supplier while identified risks were addressed but could have also included looking for alternative sources and restricting or terminating Snap One’s relationship with the supplier. As those relationships were assessed, Snap One also took additional factors into consideration, including supplier size and capabilities, whether alternatives were reasonable and economically available, transition costs, and Snap One’s dependence on the Identified Supplier.

Step 4: Report on Supply Chain Due Diligence

This Conflict Minerals Report has been filed with the SEC and is publicly available at: https://investor.resideo.com/financials/sec-filings/default.aspx.

Due Diligence Results

The Questionnaire sent to the Supplier Group requests that the Supplier Group provide Resideo with information on (a) the smelters and refiners that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products, (b) whether the 3TG used in the Covered Products originates from the Covered Countries, and (c) the mine or location of origin of the 3TG used in the Covered Products. Resideo must rely on responses from the Supplier Group to the Questionnaire in order to determine the facilities used to process the 3TG used in the Covered Products, whether the 3TG used in the Covered Products originates from the Covered Countries and the source of the 3TG used in the Covered Products.

The responses that we have received as of this reporting period from the Supplier Group fall into one or more of the following categories: (i) indication that no 3TG is used in parts or products that are provided to Resideo, (ii) data with respect to the supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or products provided to Resideo or indication that the supplier is unable to provide the information as it specifically relates to the parts or products that are provided to Resideo, (iii) indication that the supplier is unable to provide smelter or refiner information at this time, and/or (iv) indication that the supplier is unable to provide or is still in the process of determining the country of origin or mine or location of origin of 3TG from its suppliers. The responses that Snap One received from its Identified Suppliers fell into similar categories as described above. Accordingly, as of this reporting period, Resideo (including Snap One) does not have sufficient validated information from the Supplier Group or, with respect to Snap One, the Identified Suppliers, to determine the facilities used to process, and the country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefits armed groups:

(1)	Continue to refine and update our process to target appropriate suppliers as well as re-survey suppliers to confirm that they do not incorporate 3TG in our supply chain.

(2)

Continue to work closely with the Supplier Group to obtain the necessary validated information on the origin of the 3TG contained in the parts, products or services sold to Resideo, which we expect will become available as (i) more upstream suppliers receive the necessary information from their respective upstream suppliers and (ii) the RMI’s RMAP continues to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.

(3)

Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth Resideo’s expectations that such direct material suppliers will cooperate with Resideo’s RCOI and due diligence measures as required by the Rule. We will continue to drive acceptance of Resideo’s Supplier Code of Conduct, which requires suppliers who accept to follow RMI’s RMAP. We will also continue to track acceptance of the Supplier Code of Conduct and we will integrate the policies and procedures of newly acquired companies, like Snap One, into our broader supplier compliance policies.

(4)	Direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

(5)	Analyze spend data against supplier response data to identify inconsistencies and areas of potential enhanced focus for supplier outreach efforts.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events, or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, which can affect our performance in both the near-and long-term. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Form 10-K for the year ended December 31, 2024, and other filings with the SEC.